

Mail Stop 7010

May 15, 2006

<u>Via U.S. mail and facsimile</u>

Mr. Rodney Hershberger
President and Chief Executive Officer
PGT, Inc.
1070 Technology Drive
North Venice, FL 34275

> **Re: PGT, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 21, 2006**
> **File No. 333-132365**

Dear Mr. Hershberger:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We reviewed the material you submitted in response to comment two of our letter dated April 6, 2006. Please tell us where in your prospectus you have included disclosure that is the same as the language in the third picture in the first row. Alternatively, please eliminate this picture from the art and graphics you intend to use.

2.   We read your response to comment three of our letter dated April 6, 2006 and reissue this comment. Your disclosure does not provide a balanced discussion of the business as it currently exists. In this regard, we note that the disclosure continues to largely focus on the "Winguard Windows and Doors" category of your business.

3.   We read your response to comments 11 and 50 of our letter dated April 6, 2006 and have the following comments:

- It appears that a number of the statements are based on your interpretation of certain industry figures and cannot be attributed to a third party. Please revise each of these statements to clarify that it is based on your belief. If a statement is based on a third party, please revise to identify the source.

- We note clause (ii) of the second paragraph of your response to comment 50 of our letter dated April 6, 2006. With respect to the statements in the prospectus that are based on Sterling Research Group's report, which you funded, please revise to disclose that you funded the relevant research.

- We note the support you provided for statements 13A and 20. It does not appear that the referenced materials support these two statements. Please revise accordingly.

- We note that you reference your support for statement 33 in providing the support for statement 35. However, it does not appear that this statement has been included in your response. Please revise accordingly.

Prospectus Cover Page

4. We note your response to comment 5 of our letter dated April 6, 2006. As presented, the term "Visibly Better" appears to be a separate mark from PGT. Therefore, we reissue comment 5.

Prospectus Summary, page 1

5. We note your response to comment 12 of our letter dated April 6, 2006. Please tell us what you mean by "not breaching." We may have further comment after reviewing your response.

6. We read your response to comment 13 of our letter dated April 6, 2006. It does not appear that the disclosure throughout your prospectus regarding the on-time delivery reflects the disclosure in your response. In this regard, we note that the disclosure in your prospectus states that you have "99% on-time delivery." The information provided in your response, however, indicates that you have a 99% on-time shipping rate. It would appear that there could be a material distinction between shipping a product and actual delivery (i.e., receipt by the customer) of that product. Please clarify throughout your prospectus.

Our Principal Investors, page 4

7. We note your response to comment 18 of our letter dated April 6, 2006 and revised disclosure. Please provide balancing information here by disclosing, as

you do on page 19, that regarding the fact that so long as JLL Partners and its affiliates and investment funds own at least 15% of your shares of common stock, they have no "duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business" as the company. In addition, please also disclose that there is no obligation to communicate corporate opportunities to you. Further, please disclose the last sentence of your risk factor here in your summary.

The offering, page 5

8. We reissue comment 17 of our letter dated April 6, 2006, as it is our position that this information is material to investors.

Use of proceeds, page 5

9. We reissue comment 19 of our letter dated April 6, 2006, as it does not appear that this section was revised.

Summary of historical financial information and other data, page 6

10. We note your revised disclosure for your presentation of EBITDA in response to comment 21 in our letter dated April 6, 2006. Please revise your disclosure to state how management compensates for the material limitations of using EBITDA. Refer to the answer to question 8 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" for guidance.

Risk factors, page 10

11. We reissue comment 26 of our letter dated April 6, 2006, as it does not appear that risk factors five, 12, 13, 18 and 22 were revised.

12. We reissue comment 32 of our letter dated April 6, 2006 regarding risk factor 14. In this regard, we note the disclosure under the heading "Warranties" on page 35.

Dilution, page 26

13. We reissue comment 40 of our letter dated April 6, 2006. In this regard, please refer to Item 506 of Regulation S-K, which specifically refers to shares that the officers, directors, promoters and affiliated persons "have the right to acquire."

Management's discussion and analysis of financial condition and results of operations,
page 31

Critical Accounting Policies and Estimates, page 34

14. We note your response to the first bullet of comment 41 in our letter dated April
    6, 2006, along with your revised disclosures. Please revise your disclosure to
    state that the deviation between actual losses/write-offs and estimated reserves
    has not been material. Otherwise, please revise your disclosure to state the
    material differences between estimated and actual results, as previously
    requested.

15. We note your revised disclosure for goodwill impairment in response to the
    third bullet of comment 41 in our letter dated April 6, 2006. Please revise your
    disclosure to state the valuation method used to estimate the fair value of your
    reporting units, as previously requested.

16. We note that the process of determining the fair value of your stock options is a
    material estimate. We therefore believe the information that you have provided
    to us in your response letter should be disclosed in the filing. Please revise your
    disclosure for the fair value of your stock options to include the following:

    - Descriptions of how you estimated the fair value of your common stock at
      July 5, 2005 and November 30, 2005, the dates which you granted stock
      options during the past fiscal year. Such descriptions should address:

        o The significant factors and assumptions underlying your market
          multiple and comparable transaction methodologies to estimate the fair
          value of your common stock as of July 5, 2005. Please supplementally
          tell us the companies used to arrive at the appropriate market multiple
          and what the comparable transactions were.

        o How you determined a lack of marketability discount of 20% as of
          July 5, 2005 is reasonable.

        o The significant factors and assumptions underlying your market
          multiple, comparable transaction, and discounted cash flow
          methodologies to estimate the fair value of your common stock as of
          November 30, 2005. Please supplementally tell us the companies used
          to arrive at the appropriate market multiple and what the comparable
          transactions were.

        o How you determined a lack of marketability discount of 10% as of
          November 30, 2005 is reasonable.

       o   A reconciliation of and/or description of the differences in the fair value of your common stock as of July 5, 2005 versus November 30, 2005.

       o   A discussion of any other discounts used to estimate the fair value of your common stock as of July 5, 2005 and as of November 30, 2005.

- Once you have determined your estimated IPO price, expand your discussion to address each significant factor contributing to the difference between the fair value of your common stock and the estimated IPO price.

Results of Operations, page 36

17. We note that you made certain revisions to your disclosures in response to comment 44 in our letter dated April 6, 2006. However, it does not appear that you fully addressed all of the items noted. Specifically, we requested that you comply with Item 303(A)(3)(iii) of Regulation S-K. It is unclear to us why you are unable to disclose the extent to which net sales was impacted by increases or decreases in pricing, volume and the introduction of new products and why this is information that is not readily available. The CODM reports you provided to us on a supplemental basis appear to include information regarding volume of products shipped by each major product category. Furthermore, while we note your response that price increases are variable and not "across the board," your disclosure on page 37 appears to indicate that price increases were implemented at a certain time for certain products. As such, please revise your disclosure to fully comply with Item 303(A)(3)(iii) of Regulation S-K, or revise your disclosure to state that you are unable to provide the required information and why.

18. It does not appear that you revised your results of operations discussion for fiscal year 2005 to address the portion of comment 44 in our letter dated April 6, 2006 related to the hurricanes that significantly affected your operating results for fiscal year 2004. Please revise your disclosure to address why your 2005 gross profit margins have not rebounded to the level recognized in fiscal year 2003, at a minimum. Refer to Item 303(A)(3)(ii) of Regulation S-K for guidance.

Liquidity and Capital Resources, page 40

19. We note your revised disclosure on page 40 in response to comment 46 of our letter dated April 6, 2006. Specifically, we note that your accounts receivable days sales outstanding increased significantly from January 1, 2005 to December 31, 2005. Please state the amount of accounts receivable days sales

outstanding in your disclosure for each period presented for your operating cash flows. Include any addition analysis of trends associated with this calculation, as appropriate. Furthermore, we note that you attribute a portion of the increase in accounts receivable to customers in the Southeast region of Florida that were impacted by a hurricane at the end of 2005. Please revise your disclosure to state whether you have since received payment from these customers, addressing whether there is a collectibility issue from these customers.

Our Competitive Strengths, page 52

Leading Position in the Rapidly Growing U.S. Impact-Resistant Market, page 52

20. We note your response to comment 55 of our letter dated April 6, 2006. Please revise to disclose your response in your prospectus. Also, please revise to state the correct name of the Hurricane Research Advisory Committee or Council.

Compensation of directors, page 66

21. We read your response to comment 68 of our letter dated April 6, 2006. Please disclose whether directors will be able to participate in the equity compensation plans and, if so, whether you have issued or intend to issue equity compensation to directors.

Summary compensation table, page 67

22. We read your response to comment 69 of our letter dated April 6, 2006. Please revise to provide the amounts of each category referenced in the footnote to the table for each named executive officer.

Employment agreements, page 69

23. We note the statement in the first sentence of this section that you have entered into employment agreements with all of your named executive officers. It does not appear that you have filed the employment agreement with Mr. White as an exhibit to your registration statement. Please revise accordingly.

24. Please describe the material terms of your employment agreements with Messrs. Jackson and Ferrucci.

Certain relationships and related party transactions, page 76

25. Please disclose your responses to comments 75 and 76 of our letter dated April 6, 2006 in this section.

26. We reissue comment 77 of our letter dated April 6, 2006, as it does not appear that this section has been revised in response to our prior comment. See Items 404(a)(3) and 404(b) of Regulation S-K.

2. Summary of Significant Accounting Policies, page F-8

Segment information, page F-8

27. We note your response to comment 42 in our letter dated April 6, 2006 along with the CODM reports provided on a supplemental basis. Based on this information, it is unclear to us how you are able to make the statement, "Our WinGuard products generate a higher gross margin than our other products lines." Please tell us how you were able to include such a statement in MD&A in light of the information contained in your CODM reports. Please also confirm to us that you provided us with all of the reports your CODM reviews on a regular basis.

28. As previously requested, please revise your footnote disclosure to include the product group sales information required by paragraph 37 of SFAS 131. We identified the following product groups from your CODM reports:

- Aluminum doors
- Aluminum windows
- Eze-Breeze
- NatureScape
- Vinyl
- Vinyl WinGuard
- WinGuard Doors
- WinGuard windows
- Miscellaneous

To the extent the product groups you present in your footnote disclosure to comply with paragraph 37 of SFAS 131 differ from the list above, provide us with your basis for your financial statement presentation.

Warranty expense, page F-10

29. We note your disclosure that you estimate warranty expense based on the cost per service call and the number of service calls expected. We further note that you increased your accruals for warranties issued during the period as a percentage of net sales from 1% in fiscal year 2003 and 2004 to 1.7% in fiscal year 2005. Please revise your disclosure under critical accounting policies and

estimates to explain why the accrual for warranties issued during fiscal year 2005 increased as compared to the previous periods.

Stock compensation, page F-15

30. We note your responses to prior comments 93 and 94 with regard to your accounting for the stock options and related cash dividends granted to stock option holders and have the following additional comments.

- We note that you believe that through your November 2005 cash dividend paid to your option holders you have effectively adjusted the award such that it would not be subject to variable plan accounting. We assume that you therefore believe that the cash dividend and stock option should be accounted for as a combined award. As such, please address whether the dividend payment is contingent upon exercise of the option award and address the guidance in paragraphs 90 through 92 of FIN 44. If your option holders are not required to refund the cash payment if they do not exercise their options, please tell us your basis for concluding that you have "effectively adjusted the award such that it would not be subject to variable accounting." Refer to paragraphs 228 and 229 of EITF 00-23.

- We note that your February 2006 dividend to option holders was granted after your adoption of SFAS 123R. Please more fully address for us how this dividend grant impacted your accounting for the outstanding stock options under SFAS 123R. Specifically address the guidance in paragraphs 51 through 57 and A156 through A159 of SFAS 123R.

- As previously requested, please provide us with your analysis of how you intend to account for the cash dividend paid to stock option holders in February 2006. In this regard, it would appear that SFAS 123R would be the applicable literature, as the cash dividend was made subsequent to the effective date of SFAS 123R. Refer to paragraph A37 of SFAS 123R for guidance.

4. Acquisition, page F-18

31. We note your revised disclosure in response to comment 95 in our letter dated April 6, 2006. It is unclear how you used the $286.6 million of the cash portion of the purchase price to estimate the fair value of the common stock and stock options. As such, please revise your disclosure to provide a more comprehensive explanation as to how you arrived at the fair value of the common stock you issued to the shareholders of PGT Holding Company on the date of acquisition and the stock options rolled over.

12. Income Taxes, page F-24

32. We note your revised disclosure in response to comment 97 in our letter dated April 6, 2006. Please revise your disclosure to state where the net operating loss deferred tax asset is included in your listing of the components of your deferred tax assets and liabilities and/or state that such net operating losses were utilized during fiscal year 2004. If the entire deferred tax asset was not utilized during fiscal year 2004, please state the balance as of fiscal year 2004 and include the disclosures required by paragraph 48 of SFAS 109, as appropriate.

16. Shareholders' Equity, page F-26

33. We note your revised disclosure in response to comment 98 in our letter dated April 6, 2006. As previously requested, please also revise your disclosure to include the following information:

- The intrinsic value, if any, for the stock options for each grant date; and

- Whether the determination of the fair value of your common stock was performed contemporaneously or retrospectively with the issuances of stock options.

Item 15. Recent sales of unregistered securities, page II-2

34. We read your response to comment 102 of our letter dated April 6, 2006. Please revise your analysis to address Rule 701(d) under the Securities Act.

35. Please revise the disclosure in the fourth paragraph to remove the phrase "were deemed exempt" or revise this disclosure to indicate that your management had determined the availability of the exemption so as to remove the implication that the Commission made this determination.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have any questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Robert B. Pincus, Esq.
        Ms. Allison Land Amorison, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        One Rodney Square, P.O. Box 636
        Wilmington, DE 19899-0636

        Mr. Daniel J. Zubkoff, Esq.
        Mr. Noah B. Newitz, Esq.
        Cahill Gordon & Reindel LLP
        80 Pine Street
        New York, NY 10005